PROSPECTUS SUPPLEMENT
(To Prospectus dated April 20, 1999)
                                                                    RULE 424(b)5
                                                      REGISTRATION STATEMENT NO.
                                                                       333-74665

                                  $400,000,000

                                  [KMART LOGO]
                               KMART CORPORATION

                             9.375% NOTES DUE 2006

                        -------------------------------

     This is a public offering by Kmart of $400,000,000 of its 9.375% Notes due 2006. We will pay interest on the notes on February 1 and August 1 of each year, beginning August 1, 2001.

     The notes will be delivered to investors on or about January 30, 2001 through the book-entry facilities of The Depository Trust Company.

                                                              Per Note      Total
                                                              --------   ------------
Public offering price.......................................  100.000%   $400,000,000
Underwriting discount.......................................     .625%   $  2,500,000
Proceeds to Kmart...........................................   99.375%   $397,500,000

     The public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from January 30, 2001 and must be paid by the purchaser if the notes are delivered after January 30, 2001.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates is truthful and complete. Any representation to the contrary is a criminal offense.
                        -------------------------------
                          Joint Book-Running Managers

LEHMAN BROTHERS                                                        JP MORGAN
                        -------------------------------
                           CREDIT SUISSE FIRST BOSTON
                        -------------------------------

BLAYLOCK & PARTNERS, L.P.
              FIRST UNION SECURITIES, INC.
                             FLEET SECURITIES, INC.
                                          THE WILLIAMS CAPITAL GROUP, L.P.

January 25, 2001

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
Forward-Looking Statements...........    S-2
Summary..............................    S-3
Use of Proceeds......................    S-7
Capitalization.......................    S-8
Consolidated Selected Financial and
  Operating Data.....................    S-9
Description of the Notes.............   S-10
Underwriters.........................   S-16
Legal Matters........................   S-17

                                   PROSPECTUS

                                        PAGE
                                        ----
About This Prospectus................     1
Where You Can Find More
  Information........................     1
Cautionary Statement Concerning
  Forward-Looking Statements.........     2
Kmart Corporation....................     2
Use of Proceeds......................     2
Ratio of Earnings to Fixed Charges
  and Ratio of Earnings to Combined
  Fixed Charges and Preferred Stock
  Dividends..........................     3
Description of Securities............     3
Description of Capital Stock.........     3
Description of Debt Securities.......     7
Plan of Distribution.................    12
Legal Opinions.......................    13
Experts..............................    13

                           -------------------------

     You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. We are offering to sell the notes, and seeking offers to buy the notes, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement and the date of the accompanying prospectus, regardless of the time of delivery of this prospectus supplement or any sales of the notes. In this prospectus supplement and the accompanying prospectus, unless otherwise indicated, the "Company," "Kmart," "we," "us" and "our" refer to Kmart Corporation and its subsidiaries.
                           -------------------------

                           FORWARD-LOOKING STATEMENTS

Some statements contained in this document or incorporated by reference in this document constitute forward-looking statements as such term is defined in
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Some factors could cause actual results to differ materially from those in the forward-looking statements. Factors that might cause such a material difference include, but are not limited to:

- changes in the general economic climate;
- economic and weather conditions which affect buying patterns of Kmart's customers;
- changes in consumer spending;
- Kmart's ability to anticipate buying patterns and implement appropriate inventory strategies;
- continued availability of capital and financing;
- interest rate fluctuations; and
- competitive and other factors affecting business beyond Kmart's control.

                                    SUMMARY

     This summary highlights selected information from this document and does not contain all of the information you need to consider in making your investment decision. To understand all of the terms of this offering and for a more complete understanding of the business of Kmart, you should read carefully this entire document, the accompanying prospectus and the documents incorporated by reference in this document and the prospectus.

KMART

     Kmart Corporation is the nation's second largest discount retailer and the third largest general merchandise retailer. Kmart operates 2,106 discount stores located in each of the fifty states, Puerto Rico, the U.S. Virgin Islands and Guam. Kmart's retail stores are located in 321 of the 331 Metropolitan Statistical Areas in the United States and are generally one-floor, free-standing units ranging in size from 40,000 to 180,000 square feet.

     Kmart has a nationwide base of newly remodeled stores with 99% of the chain new or remodeled within the last five years. Kmart completed its Big Kmart conversion process in early 2000. Nearly all of the stores are in the Big Kmart format.

     Kmart currently has 104 Super Kmart supercenters that combine a full grocery, deli, bakery, video rental and 24 hour/seven-days-a-week availability along with the general merchandise selection of a Big Kmart. Super Kmart, the third largest supercenter operation in the United States, provides a significant growth opportunity for Kmart.

     Kmart has a portfolio of exclusive private brands that provide product differentiation in the marketplace and help drive traffic to the stores. Martha Stewart Everyday, Kmart's most successful exclusive brand, has surpassed $1 billion in annual revenues. Currently, Martha Stewart Everyday sells products in the home, garden, baby, tabletop and housewares categories. Other popular destination brands at Kmart include Sesame Street, Jaclyn Smith, Route 66, Kathy Ireland and Thom McAn.

     Kmart has achieved significant improvements in its operations and capital structure over the last five years. At year-end 1999, sales reached $233 per square foot compared to $195 for 1995. Earnings before interest and taxes, before non-recurring items, increased from $162 million in fiscal 1995 to $1,250 million in fiscal 1999. Long-term debt to capitalization decreased from 51.1% at year-end 1995 to 38.3% at October 25, 2000.

STRATEGIC REPOSITIONING

     Kmart continues to pursue initiatives that are focused on strengthening its operations and enhancing profitability. To this end, on May 31, 2000 Kmart named Charles (Chuck) Conaway, former President and Chief Operating Officer of CVS Corp., as its Chairman and Chief Executive Officer, replacing the retiring Floyd Hall. Chuck Conaway brings valuable experience to Kmart, having served as a senior officer of CVS, the second largest U.S. drugstore chain, for over seven years.

     Mr. Conaway and his management team have introduced three strategic imperatives for Kmart's operations: 1) to dramatically improve retail execution to achieve world-class execution company-wide, 2) to create a customer-centric culture, and 3) to develop sales and marketing opportunities that help to differentiate Kmart in the marketplace. In support of these imperatives, Mr. Conaway has taken swift action to strengthen the leadership team, to clarify Kmart's retailing execution focus, to improve asset productivity via supply chain improvements and to reduce Kmart's selling, general and administrative expenses. In addition, Kmart has completed a reassessment of its asset productivity and outlined actions to achieve higher returns on invested capital.

STRENGTHENING THE LEADERSHIP TEAM

     Kmart has taken significant steps to re-invigorate its management by establishing a new executive leadership team and establishing new incentives for store and district managers.

IMPROVING IN-STORE EXECUTION

     Kmart's most immediate goal is to enhance the in-store shopping experience, which has the potential to add significant profitability before important investments in systems infrastructure have been made. Kmart has improved its store and district field management structure and is investing in store technology, operating improvements and employee retention.

IMPROVING SUPPLY CHAIN EXECUTION

     Kmart will significantly increase its investment in supply chain infrastructure during the next two years to improve inventory management and overall asset productivity. Actions underway to achieve marked improvements in supply chain include formation of a strategic partnership with i2 Technologies, Inc., the leading provider of marketplace solutions, to develop the next generation retail supply chain solution, investment in distribution center infrastructure and improvement in operating procedures and metrics.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE REDUCTION OPPORTUNITIES

     Kmart is implementing an ongoing program of productivity and efficiency improvements to reduce its overall selling, general and administrative expense levels and has set a goal to achieve at least $500 million of savings on an annualized run rate.

REFOCUS OF MARKETING STRATEGY

     Kmart will refocus its marketing strategy to become a preferred retailer among women with children. Exclusive brands will fortify this position and will be the primary tool that differentiates Kmart from its competitors. In addition, Kmart will maintain everyday competitive prices on basic items while using proprietary merchandise to capture margin opportunities.

     With over six million subscribers BlueLight.com, Kmart's 60% owned subsidiary offering an e-commerce website and an internet service provider, broadens and strengthens Kmart's brand positioning.

IMPLEMENTATION OF STRATEGIC ACTIONS

     During the second quarter of fiscal year 2000, Kmart announced a series of strategic actions aimed at strengthening financial performance by achieving improvements in return on invested capital. These actions included deciding to close certain stores, accelerating certain inventory reductions and redefining the company's information technology strategy. As a result of these actions, Kmart recorded a pretax charge of $740 million during the second quarter of fiscal year 2000. During the third quarter of fiscal year 2000, Kmart reduced this charge by $12 million (pretax) due to reducing the number of scheduled store closings from 72 to 69.

RECENT DEVELOPMENTS

     Sales from consolidated operations for the first eleven months of fiscal year 2000 were $34.378 billion, up 1.6 percent from $33.827 billion for the first eleven months of fiscal year 1999. On a comparable store basis, consolidated sales rose 0.9 percent for the same period.

     On a comparable store basis, consolidated sales rose 0.7 percent for the 5-week period ended December 27, 2000.

     As part of its on-going effort to achieve world-class distribution and efficiency, Kmart is re-evaluating its grocery and consumables distribution arrangements. Kmart will move forward with a single food distributor in a broader and deeper strategic partnership. Currently, SUPERVALU and Fleming provide distribution of all grocery and consumable products to more than 2,100 Big Kmart and Super Kmart stores nationwide. SUPERVALU and Fleming have been notified that their current contracts will terminate on June 30, 2001. On January 19, 2001, SUPERVALU announced that it ceased participating in the bidding process for Kmart's consolidated grocery distribution business.

                                  THE OFFERING

Securities Offered...............    $400,000,000 principal amount of 9.375%
                                     Notes due February 1, 2006.

Maturity Date....................    The notes will mature on February 1, 2006.

Interest Rate....................    9.375% per annum, accruing from January 30,
                                     2001.

Interest Payment Dates...........    February 1 and August 1, commencing August
                                     1, 2001.

Redemption.......................    The notes are not subject to a sinking fund
                                     or redemption prior to maturity.

Ranking..........................    The notes will rank equal to all of our
                                     other existing and future senior unsecured indebtedness.

Use of Proceeds..................    We anticipate our net proceeds from the
                                     sale of these notes will be approximately
                                     $397,500,000 after deducting underwriting discount but before estimated offering expenses. We expect to use the net proceeds for working capital and other general corporate purposes.

                                USE OF PROCEEDS

     We anticipate our net proceeds from the sale of these notes will be approximately $397,500,000 after deducting underwriting discount but before estimated offering expenses. We expect to use the net proceeds for working capital and other general corporate purposes.

                                 CAPITALIZATION

     The following table sets forth our short-term debt and capitalization as of October 25, 2000 and as adjusted to give effect to this offering of notes. You should read this table in conjunction with our consolidated financial statements and accompanying notes which we have incorporated by reference in the accompanying prospectus. See "Where You Can Find More Information" in the accompanying prospectus.

                                                                      AS OF
                                                                OCTOBER 25, 2000
                                                              ---------------------
                                                              ACTUAL    AS ADJUSTED
                                                              -------   -----------
                                                                  (IN MILLIONS)
Short term debt:
  Long-term debt due within one year........................  $   495     $   495
                                                              =======     =======

Long-term debt and notes payable............................    2,635       2,635
Capital lease obligations...................................      956         956
9 3/8% Notes offered by this prospectus supplement..........       --         400
Company obligated mandatorily redeemable convertible
  preferred securities of a subsidiary trust holding solely
  7 3/4% convertible junior subordinated debentures of Kmart
  (redemption value of $898)................................      886         886
Common stock, $1 par value, 1,500,000,000 shares authorized;
  483,391,211 shares issued.................................      483         483
Capital in excess of par value..............................    1,567       1,567
Retained earnings...........................................    3,770       3,770
                                                              -------     -------
          Total capitalization..............................  $10,297     $10,697
                                                              =======     =======

                       KMART CORPORATION AND SUBSIDIARIES
               CONSOLIDATED SELECTED FINANCIAL AND OPERATING DATA

     The financial data below for the five fiscal years ended January 26, 2000, is derived from information contained in our audited consolidated financial statements except for comparable sales percentage, number of stores and selling square footage which are unaudited. The financial data as of and for the 39 weeks ended October 25, 2000 and October 27, 1999 are derived from Kmart's unaudited consolidated financial statements. The unaudited financial information reflects all adjustments (consisting only of normal recurring adjustments) that Kmart considers necessary for a fair statement of its consolidated financial position for such periods. The results of operations for the 39 weeks ended October 25, 2000 are not necessarily indicative of results to be expected for any future period. You should read the consolidated selected financial and operating data in conjunction with our consolidated financial statements and accompanying notes, which we have incorporated by reference in the accompanying prospectus.

                                                 39 WEEKS ENDED
                                            -------------------------                   FISCAL YEAR(1)
                                            OCTOBER 25,   OCTOBER 27,   -----------------------------------------------
                                               2000          1999        1999      1998      1997      1996      1995
                                            -----------   -----------   -------   -------   -------   -------   -------
                                                      (DOLLARS IN MILLIONS, EXCEPT RATIOS, SQUARE FOOTAGE AND
                                                                   STORE SALES PER SQUARE FOOT)
SUMMARY OF OPERATIONS:
  Sales...................................    $25,392       $24,820     $35,925   $33,674   $32,183   $31,437   $31,713
  Comparable sales %......................        0.7%          5.2%        4.8%      4.8%      4.8%      2.5%      5.5%
  Total sales %...........................        2.3%          7.2%        6.6%      4.6%      2.4%     (0.9)%     7.3%
  U.S. Kmart total sales %................        2.3%          7.2%        6.6%      5.6%      5.0%     (0.2)%     7.2%
  Cost of sales, buying and occupancy.....     20,530        19,472      28,102    26,319    25,152    24,390    24,675
  Selling, general and administrative
    expenses..............................      5,379         4,756       6,523     6,245     6,136     6,274     6,876
  Interest expense, net...................        205           206         280       293       363       453       434
  Continuing income (loss) before income
    taxes.................................       (722)          386       1,020       798       418       330      (313)
  Net income (loss) from continuing
    operations(2).........................       (493)          221         633       518       249       231      (230)
  Net income (loss).......................       (493)           (9)        403       518       249      (220)     (571)
FINANCIAL DATA:
  Working capital.........................    $ 4,296       $ 4,904     $ 4,084   $ 4,139   $ 4,202   $ 4,131   $ 5,558
  Total assets............................     16,141        16,498      15,104    14,166    13,558    14,286    15,033
  Long-term debt..........................      2,635         2,730       1,759     1,538     1,725     2,121     3,922
  Long-term capital lease obligations.....        956         1,031       1,014     1,091     1,179     1,478     1,586
  Trust convertible preferred
    securities............................        886           985         986       984       981       980        --
  Capital expenditures....................        697           997       1,277       981       678       343       540
  Depreciation and amortization...........        584           568         770       671       660       654       685
  Current ratio...........................        1.9x          2.0x        2.0x      2.1x      2.3x      2.1x      2.9x
  Long-term debt to capitalization........       38.3%         36.3%       28.6%     28.6%     32.4%     37.2%     51.1%
  Ratio of income from continuing
    operations to fixed charges(3)........         --           1.8x        2.5x      2.1x      1.5x      1.4x       --
NUMBER OF STORES:
  United States...........................      2,163         2,159       2,171     2,161     2,136     2,134     2,161
  International and other.................         --            --          --        --        --       127       149
                                              -------       -------     -------   -------   -------   -------   -------
        Total Stores......................      2,163         2,159       2,171     2,161     2,136     2,261     2,310
U.S. Kmart store sales per comparable
  selling square foot.....................    $   231       $   228     $   233   $   222   $   211   $   201   $   195
U.S. Kmart selling square footage
  (millions)..............................        156           154         155       154       151       156       160

---------------
(1) Kmart's fiscal year ends on the last Wednesday in January. Accordingly, Fiscal year 1999 ended on January 26, 2000. Fiscal year 1995 consisted of 53 weeks.
(2) Net income (loss) from continuing operations for the 39 weeks ended October 25, 2000 includes non-recurring charges related to strategic initiatives of $728 million ($463 million net of tax). Net income from continuing operations in 1998 and 1997 includes non-recurring charges related to Voluntary Early Retirement Programs of $19 million ($13 million net of tax) and $114 million ($81 million net of tax), respectively.
(3) Fixed charges represent total interest charges, a portion of operating rentals representative of the interest factor, amortization of debt discount and expense and preferred dividends of majority owned subsidiaries. The deficiency of income from continuing retail operations versus fixed charges was $679 million for the 39 weeks ended October 25, 2000. Excluding the $728 million pre-tax charge for strategic initiatives, the ratio of income from continuing operations to fixed charges was 1.1x for the 39 weeks ended October 25, 2000. The deficiency of income from continuing retail operations versus fixed charges was $305 million for 1995.

                            DESCRIPTION OF THE NOTES

     The following description of the notes supplements and to the extent inconsistent, replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus.

     We will issue the notes under an indenture between us and The Bank of New York, as trustee. The notes will constitute debt securities described in the accompanying prospectus. We have summarized select portions of the indenture below. The summary is not complete and is qualified by reference to the indenture and the supplemental indenture. Capitalized terms not otherwise defined herein have the meanings given to them in the accompanying prospectus or the indenture.

     In this section, "we,", "our", "us" and "Kmart" mean Kmart Corporation excluding, unless the context otherwise requires or as otherwise expressly stated, our subsidiaries.

TERMS OF THE NOTES

     The notes:

     - will mature on February 1, 2006; and

     - will bear interest at a rate of 9.375% per annum.

     The notes will bear interest from January 30, 2001, payable on February 1 and August 1 of each year, commencing August 1, 2001, to the persons in whose names the notes are registered on the preceding January 15 and July 15, respectively. The notes will be senior unsecured obligations and will be issued in denominations of $1,000 and multiples of $1,000.

     We will pay principal and interest on the notes, register the transfer of the notes and exchange the notes at our office or agency maintained for that purpose, which initially will be the corporate trust office of the trustee located at 101 Barclay Street, 21st Floor, New York, New York 10286, Attention:
Corporate Trust Trustee Administration. So long as the notes are represented by global debt securities, the interest payable on the notes will be paid to Cede & Co, a nominee of the Depository Trust Company, as depositary, or its registered assigns, as the registered owner of such global debt securities, by wire transfer of immediately available funds on each of the applicable interest payment dates. If any of the notes are no longer represented by a global debt security, we have the option to pay interest by check mailed to the address of the person entitled to the interest. No service charge will be made for any transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable.

     The notes are not subject to a sinking fund or to redemption prior to maturity or repurchase by us at the option of the holders.

     We may, without the consent of the holders of notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the notes. Any additional notes having such similar terms, together with the notes, will constitute a single series of notes under the indenture.

COVENANTS

     LIMITATION ON LIENS

     Kmart will not, and will not permit any Subsidiary to, issue, assume or guarantee any Debt secured by any Lien upon any Operating Property or any shares of stock or indebtedness of any Subsidiary, without effectively securing the notes equally and ratably with such Debt. This restriction does not apply to:

     (a) Liens on any Operating Property acquired, constructed or improved by Kmart or any Subsidiary after the date of the indenture to secure Debt issued, assumed or guaranteed within 360 days after such acquisition or completion of construction or improvement to provide for the payment of the purchase price of, or the cost of constructing or improving, the Operating Property;

     (b) Liens existing on any Operating Property at the time of its acquisition by Kmart or one of its Subsidiaries, or Liens on any shares of stock or indebtedness of any Subsidiary existing at the time it becomes a Subsidiary;

     (c) Liens existing on any property acquired from a corporation merged with or into Kmart or a Subsidiary;

     (d) Liens to secure Debt of a Subsidiary to Kmart or to another Subsidiary;

     (e) Liens in existence on any Operating Property or any shares of stock or indebtedness of any Subsidiary on the date of the indenture;

     (f) Liens in favor of governmental bodies to secure partial progress, advance or other payments pursuant to any contract or statute or to secure Debt incurred to finance the purchase price or cost of constructing or improving the property subject to such Liens;

     (g) Liens imposed by law, such as carriers', warehousemen's, mechanics', landlord's, materialmen's, repairmen's or other like Liens;

     (h) pledges or deposits in connection with workers' compensation, unemployment insurance and similar legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements;

     (i) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

     (j) Liens for taxes, assessments, governmental charges or levies not yet due or which are being contested in good faith;

     (k) any Lien incurred or assumed in connection with the issuance by a state or political subdivision of a state of any securities the interest on which is exempt from Federal income taxes by virtue of Section 103 of the Internal Revenue Code, or any other laws and regulations in effect at the time of such issuance;

     (l) Liens securing Debt incurred to extend, renew or replace Debt secured by any Lien; provided the new Debt has a principal amount no greater than the original Debt and so long as the Lien does not extend to any other property; and

     (m) the issuance, assumption or guarantee by Kmart or any Subsidiary of Debt secured by a Lien which would otherwise be prohibited by the indenture if the sum of (1) all secured Debt of Kmart and its Subsidiaries otherwise prohibited by the indenture and (2) the Attributable Debt of all Sale and Leaseback Transactions otherwise prohibited under the indenture does not exceed 10% of Consolidated Net Tangible Assets.

     LIMITATION ON SALE AND LEASEBACK TRANSACTIONS

     Kmart will not, and will not permit any Subsidiary to, enter into any Sale and Leaseback Transaction involving any Operating Property, unless within 360 days of the effective date of the Sale and Leaseback

Transaction, Kmart or the Subsidiary applies an amount equal to the greater of
(1) the fair value of such property (as determined by Kmart's Board of Directors) or (2) the net proceeds to:

     (1) the prepayment or retirement (other than mandatory prepayment or retirement) of Funded Debt of Kmart or a Subsidiary; or

     (2) the purchase of other property that will constitute Operating Property.

     This restriction does not apply to a Sale and Leaseback Transaction, if:

     (a) Kmart or the Subsidiary could create Debt in an amount equal to the Attributable Debt of the Sale and Leaseback Transaction secured by the Operating Property without being required to equally and ratably secure the notes under the "Limitation on Liens" covenant;

     (b) the Sale and Leaseback Transaction is between Kmart and a Subsidiary or between Subsidiaries; or

     (c) the Sale and Leaseback Transaction involves taking back a lease for a period of three years or less (including renewals).

     LIMITATION ON CONSOLIDATION, MERGER AND SALE OF ASSETS

     Kmart may not consolidate with or merge into any other Person, or convey, transfer or lease all or substantially all of its properties and assets to any Person, unless:

     (a) the Person formed by, or surviving, any consolidation is a Person organized and existing under the laws of the United States of America or a state of the United States of America or the District of Columbia and assumes payment of the principal of and premium, if any and interest, on the notes and the performance and observance of the indenture; and

     (b) immediately after giving effect to the transaction, no Event of Default will have happened or be continuing.

     DEFINITIONS

     "Attributable Debt" means, with respect to a Sale and Leaseback Transaction, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in the Sale and Leaseback Transaction, including any period for which the lease has been extended or may, at the option of the lessor, be extended, using a discount rate equal to the average interest rate used to calculate the present value of operating lease payments for the most recent year in Kmart's most recent Annual Report to Stockholders.

     "Consolidated Net Tangible Assets" means the total of all assets appearing on the consolidated balance sheet of Kmart and its subsidiaries, less:

     (1) current liabilities;

     (2) reserves for depreciation and other asset valuation reserves;

     (3) intangible assets such as goodwill, trademarks, tradenames, patents, unamortized debt discount and expense and other similar intangibles; and

     (4) appropriate adjustments on account of minority interests of other persons holding stock in any Subsidiary.

     "Debt" means, all obligations of a Person for borrowed money, including obligations secured by Liens on property owned by the Person whether or not the Person is directly liable for the obligations.

     "Funded Debt" means Debt which matures more than one year from the date of computation, or which is extendable or renewable at the sole option of the obligor so that it may become payable more than one year from such date.

     "Lien" means any mortgage, deed of trust, security interest, pledge, lien or other encumbrance.

     "Operating Property" means:

     (a) all real property and improvements on the real property owned by Kmart or a Subsidiary, including, without limitation, any store, warehouse, service center or distribution center wherever located; provided that this paragraph (a) will not include any store, warehouse, service center or distribution center which Kmart's Board of Directors declares by resolution, together with all other stores, warehouses, service centers or distribution centers similarly not included in Operating Property, not to be of material importance to the business of Kmart and its Subsidiaries; and

     (b) all equipment (including all transportation and warehousing equipment but excluding office equipment and data processing equipment) owned by Kmart or a Subsidiary.

     "Person" means any individual, corporation, limited liability company, partnership, joint-venture, joint-stock company, unincorporated organization or government or any agency or political subdivision of the government.

     "Sale and Leaseback Transaction" means any arrangement with any Person providing for the leasing to Kmart or any Subsidiary of any Operating Property, which Operating Property has been or is to be sold or transferred by Kmart or such Subsidiary to such Person.

     "Subsidiary" means:

     (1) a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by Kmart, by one or more other Subsidiaries, or by Kmart and one or more other Subsidiaries; or

     (2) any other Person in which Kmart, or one or more Subsidiaries, or Kmart and one or more Subsidiaries, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs of such Person.

DEFEASANCE AND COVENANT DEFEASANCE

     Kmart may elect either:

     (a) to defease and be discharged from any and all obligations with respect to the notes; or

     (b) to be released from its obligations described above under "Limitation on Liens" and "Limitation on Sale and Leaseback Transactions" with respect to the notes, only:

        (1) upon the deposit with the Bank of New York, in trust, of money and/or U.S. Government Obligations, which through the payment of interest and principal of the U.S. Government Obligations in accordance with their terms will provide money in an amount sufficient to pay any installment of principal and premium, if any and interest on the notes on the stated maturity of the payments in accordance with the terms of the Indenture and the notes;

        (2) upon delivery to The Bank of New York by Kmart of an opinion of counsel to the effect that the deposit and related defeasance or release will not cause the holders of the notes to recognize income, gain or loss for federal income tax purposes;

        (3) at the time of defeasance or release no Event of Default will have happened or be continuing; and

        (4) certain other conditions are satisfied.

CONCERNING THE TRUSTEE

     The Bank of New York is the trustee under the Indenture and serves as registrar and paying agent with regard to the notes. The Bank of New York is a lender under our $1.1 billion and $465 million revolving credit facilities.

BOOK-ENTRY, DELIVERY AND FORM

     The notes will be represented by one or more global debt securities that will be deposited with, or on behalf of, the depositary and registered in the name of Cede & Co., the nominee of the depositary.

     When the global notes are issued, the depositary for the global notes or its nominee will credit the accounts of persons holding interests in the global notes with the respective principal or face amounts of the book-entry notes, represented by the global notes. Ownership of beneficial interests in the global notes will be limited to participants and to persons that may hold interests through institutions known as "participants" that have accounts with the depositary. Ownership of beneficial interests by participants in the global notes will be shown on and the transfer of that ownership interest will be effected only through, records maintained by a depositary or its nominee for the global notes. Ownership of beneficial interests in the global notes by persons that hold through a participant will be shown on and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant.

     The total amount of any principal and interest due on any global note on any interest payment date or at maturity will be made available to the trustee on that date. As soon as possible after that date, the trustee will make the payments to the depositary. Neither we, the trustee, the Paying Agent, our agent nor the Trustee's agent will have any responsibility or liability for any aspect of the depositary's records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any of the depositary's records relating to the beneficial ownership interests.

     We have been advised by the depositary that upon receipt of any payment of principal of or interest on the global notes, the depositary will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of the depositary. The accounts to be credited will be designated by the soliciting agent or, to the extent that the notes are offered and sold directly, by us. Payments by participants to owners of beneficial interests in the global notes held through these participants will be governed by standing instructions and customary practices, as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of these participants.

     The global notes may not be transferred except as a whole by a nominee among the depositary and its nominees and successors. In any of these cases below, the global notes are exchangeable for definitive notes in registered form, bearing interest at the same rate, having the same date of issuance, maturity and other terms and of differing denominations aggregating a like amount, only if:

     - the depositary notifies us that it is unwilling or unable to continue as depositary for the global notes or if at any time the depositary ceases to be a clearing agency registered under the Exchange Act,

     - we in our sole discretion determine that the global notes will be exchangeable for definitive notes in registered form, or

     - any event will have occurred and be continuing which after notice or lapse of time, or both, would become an event of default with respect to the notes.

     If issued, the definitive notes will be registered in the names of the owners of the beneficial interests in the global notes as provided by the depositary's relevant participants as identified by the depositary holding the global notes. Except as described in this paragraph, the global notes are not exchangeable, except for global notes of like denominations to be registered in the name of the depositary or its nominee.

     So long as the depositary for the global notes, or its nominee, is the registered owner of the global notes, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the global notes for the purposes of receiving payment on the notes, receiving notices and for all other purposes under the Indenture and the notes. Except as provided above, owners of beneficial interests in the global notes will not be entitled to receive physical delivery of notes in definitive form and will not be considered the holders of notes for any purpose under the indenture.

     Accordingly, each person owning a beneficial interest in the global notes must rely on the procedures of the depositary and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the indenture. The laws of some jurisdictions require that some types of purchasers of securities take physical delivery of the securities in definitive form. The limits and laws described in this paragraph may impair the ability to transfer beneficial interests in the global notes.

     We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a global note desires to give or take any action which a holder is entitled to give or take under the indenture, the depositary would authorize the participants holding the relevant beneficial interests to give or take that action and the participants would authorize beneficial owners owning through these participants to give or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

     The depositary has advised us and the underwriters that it is:

     - a limited-purpose trust company under the New York Banking Law;

     - a "banking organization" within the meaning of the New York Banking Law;

     - a member of the Federal Reserve System;

     - a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

     - a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

     The depositary was created to hold securities of its participating organizations ("participants") and to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among its participants in such securities through electronic computerized book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the depositary. Access to the depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Persons who are not participants may beneficially own securities held by the depositary only through participants.

                                  UNDERWRITERS

     Under the terms and subject to the conditions set forth in the underwriting agreement dated January 25, 2001, the underwriters named below, for whom Lehman Brothers Inc. and Chase Securities Inc. are acting as representatives, agree severally to purchase the following respective principal amounts of the notes:

                                                                 PRINCIPAL
UNDERWRITER                                                   AMOUNT OF NOTES
-----------                                                   ---------------
Lehman Brothers Inc. .......................................   $160,000,000
Chase Securities Inc. ......................................    160,000,000
Credit Suisse First Boston Corporation......................     60,000,000
Blaylock & Partners, L.P. ..................................      5,000,000
First Union Securities, Inc. ...............................      5,000,000
Fleet Securities, Inc. .....................................      5,000,000
The Williams Capital Group, L.P. ...........................      5,000,000
                                                               ------------
          Total.............................................   $400,000,000
                                                               ============

     The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes are subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The underwriters are obligated to take and pay for all the notes if any are taken.

     The underwriters propose initially to offer part of the notes to the public at the public offering price set forth on the cover page hereof and in part to certain dealers at a price that represents a concession not in excess of .375% of the principal amount of the notes. Any Underwriter may allow and such dealers may reallow, a concession not in excess of .250% of the principal amount of the notes to certain other dealers. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the underwriters.

     We do not intend to apply for listing of the notes on a national securities exchange, but have been advised by the underwriters that they presently intend to make a market in the notes, as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the notes and any such market making may be discontinued at the sole discretion of the underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the notes.

     In connection with the offering, the rules of the SEC permit the underwriters to engage in certain transactions that stabilize the price of the notes; such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the notes. If an underwriter creates a short position in the notes in connection with the offering (that is, if it sells a larger principal amount of the notes than is set forth on the cover page of this prospectus supplement), the underwriter may reduce that short position by purchasing notes in the open market.

     In general, purchase of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. Neither Kmart nor the underwriters can make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither Kmart nor the underwriters makes any representation that the underwriters will in fact engage in such transactions, or that such transactions, once begun, will not be discontinued without notice.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

     The underwriters or their affiliates have provided and may in the future continue to provide investment banking and other financial services, including participation in our revolving credit facilities and the provision of other credit facilities, for us in the ordinary course of business.

                                 LEGAL MATTERS

     Certain legal matters with respect to the notes will be passed upon for Kmart by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York and Nancie LaDuke, Vice President, Secretary and acting General Counsel, Kmart Corporation, Troy, Michigan, and by Milbank, Tweed, Hanley & McCloy LLP, New York, New York for the underwriters. Milbank, Tweed, Hanley & McCloy LLP will rely on the opinion of Ms. LaDuke as to certain matters of Michigan law.

PROSPECTUS

$1,000,000,000

KMART CORPORATION

COMMON STOCK, PREFERRED STOCK, DEBT SECURITIES, AND WARRANTS

Kmart Corporation may sell to the public:

- common stock

- preferred stock

- debt securities

- warrants to purchase common stock

- warrants to purchase preferred stock

We urge you to read this prospectus and the accompanying prospectus supplement, which will describe the specific terms of the common stock, the preferred stock, the debt securities, and the warrants, carefully before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or the accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

The date of this prospectus is April 20, 1999

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY KMART CORPORATION OR ANY UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT, NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF KMART SINCE THE DATE HEREOF. THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE ANY OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
ABOUT THIS PROSPECTUS.......................................    1
WHERE YOU CAN FIND MORE INFORMATION.........................    1
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING
  STATEMENTS................................................    2
KMART CORPORATION...........................................    2
USE OF PROCEEDS.............................................    2
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO
  COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS......    3
DESCRIPTION OF SECURITIES...................................    3
DESCRIPTION OF CAPITAL STOCK................................    3
DESCRIPTION OF DEBT SECURITIES..............................    7
PLAN OF DISTRIBUTION........................................   12
LEGAL OPINIONS..............................................   13
EXPERTS.....................................................   13

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one of more offerings up to a total dollar amount of proceeds of $1 billion. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update, or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

     Kmart Corporation files reports, proxy statements, and other information with the SEC. Such reports, proxy statements, and other information concerning Kmart can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Kmart. Kmart's common stock is listed on the New York Stock Exchange, the Chicago Stock Exchange, and the Pacific Stock Exchange under the trading symbol "KM." These reports, proxy statements, and other information are also available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005 and at the Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104.

     This prospectus is part of a registration statement filed with the SEC by Kmart. The full registration statement can be obtained from the SEC as indicated above, or from Kmart.

     The SEC allows Kmart to "incorporate by reference" the information it files with the SEC. This permits Kmart to disclose important information to you by referencing these filed documents. Any information referenced this way is considered part of this prospectus, and any information filed with the SEC subsequent to this prospectus will automatically update and supersede this information. Kmart incorporates by reference its Annual Report on Form 10-K for the fiscal year ended January 27, 1999 which has been filed with the SEC.

     Kmart incorporates by reference any future filings made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 from the date of this prospectus until Kmart files a post-effective amendment which indicates the termination of the offering of the securities made by this prospectus.

     Any statement contained in a document incorporated or considered to be incorporated by reference in this registration statement shall be considered to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this registration statement or in any subsequently filed document that is or is considered to be incorporated by reference modifies or supersedes such statement. Any statement that is modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus.

     Kmart will provide without charge, upon written or oral request, a copy of any or all of the documents which are incorporated by reference in this prospectus, other than exhibits which are specifically incorporated by reference into such documents. Requests should be directed to Investor Relations, Kmart Corporation, 3100 West Big Beaver Road, Troy, Michigan 48084 (telephone number
(248) 643-1040).

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     Some statements contained in this document or incorporated by reference in this document constitute forward-looking statements as such term is defined in
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. Some factors could cause actual results to differ materially from those in the forward-looking statements. Factors that might cause such a material difference include, but are not limited to:

     - changes in the general economic climate,

     - economic and weather conditions which affect buying patterns of Kmart's customers,

     - changes in consumer spending,

     - Kmart's ability to anticipate buying patterns and implement appropriate inventory strategies,

     - continued availability of capital and financing,

     - interest rate fluctuations, and

     - competitive and other factors affecting business beyond Kmart's control.

                               KMART CORPORATION

     Kmart Corporation is the nation's second largest discount retailer and the world's third largest general merchandise retailer. Kmart was incorporated under the laws of the State of Michigan on March 9, 1916, as the successor to the business developed by its founder, S.S. Kresge, who opened his first store in 1899. After operating Kresge department stores for over 45 years, the Kmart store program commenced with the opening of the first Kmart store in March 1962. The principal executive offices of Kmart are located at 3100 West Big Beaver Road, Troy, Michigan 48084, and its telephone number is (248) 643-1000.

     Kmart operates in the general merchandise retailing industry through 2,161 Kmart discount stores with locations in each of the 50 United States, Puerto Rico, the U.S. Virgin Islands and Guam. Kmart's general merchandise retail operations are located in 311 of the 316 Metropolitan Statistical Areas in the United States. Kmart stores are generally one-floor, free-standing units ranging in size from 40,000 to 180,000 square feet.

     In 1995, Kmart converted 29 of its traditional stores to feature a new, high-frequency format. In April 1997, this design was renamed Big Kmart. Big Kmart offers customers an increased mix of frequently-purchased, everyday basics and consumables in a "Pantry" area located near the front of each store. A total of 1,245 traditional Kmart stores had been converted to the Big Kmart format at year-end 1998, with another 586 stores scheduled for conversion during fiscal 1999. At year-end 1999, including new stores built in the Big Kmart format, it is expected that approximately 1,840 stores will be in the Big Kmart format.

     Super Kmart Centers represent the Company's supercenter concept. Super Kmart Centers combine a full grocery assortment, including fresh and frozen food, bakery, meats, and other items, with a broad selection of general merchandise found at Big Kmart and traditional Kmart stores. Open 24 hours a day, seven days a week, the 102 Super Kmart Centers are the third-largest supercenter operation in the nation.

                                USE OF PROCEEDS

     Unless otherwise specified in a prospectus supplement, Kmart intends to use the net proceeds of any securities sold for general corporate purposes.

          RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO
              COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     The following table shows Kmart's (1) ratio of earnings to fixed charges and (2) ratio of earnings to combined fixed charges and preferred stock dividends for each of the five most recent fiscal years.

                                                                     YEAR ENDED
                                                 --------------------------------------------------
                                                 1/27/99   1/28/98   1/29/97   1/31/96(1)   1/25/95
                                                 -------   -------   -------   ----------   -------
Ratio of Earnings to Fixed Charges.............    2.4       1.6       1.5         --         1.1
Ratio of Earnings to Combined Fixed Charges and
  Preferred Stock Dividends....................    2.1       1.5       1.4         --         1.1

-------------------------

(1) The deficiency of income from continuing retail operations versus fixed charges was $305 million for 1995.

     In computing the ratios, earnings consist of pre-tax income from continuing retail operations before extraordinary item and the effect of accounting changes, less undistributed equity income of unconsolidated affiliated retail companies, plus fixed charges (excluding capitalized interest). Fixed charges represent total interest charges, a portion of operating rentals representative of the interest factor, and amortization of debt discount and expense. Certain prior year amounts have been restated for the effect of discontinued operations.

                           DESCRIPTION OF SECURITIES

     This prospectus contains a summary of the common stock, preferred stock, debt securities, and warrants to purchase common stock or preferred stock of Kmart. These summaries are not meant to be a complete description of each security. However, this prospectus and the accompanying prospectus supplement contain the material terms and conditions for each security.

                          DESCRIPTION OF CAPITAL STOCK

     Under Kmart's restated articles of incorporation, the authorized capital stock of Kmart consists of 1,500,000,000 shares of common stock, $1.00 par value, and 10,000,000 shares of preferred stock, no par value. As of March 1, 1999, there were outstanding:

     - 493,723,269 shares of common stock,

     - 20,000,000 shares of convertible preferred stock of Kmart Financing I (a statutory business trust formed under Delaware law) which are convertible into 66,666,000 shares of common stock;

     - no shares of preferred stock, and

     - employee stock options to purchase an aggregate of approximately 24,339,791 shares of common stock.

COMMON STOCK

     Voting Rights. At every meeting of stockholders, the common stock holders will have the right with the preferred stock holders, voting as a single class, to vote in the election of directors and on any other matter coming before any meeting of the stockholders on the basis of one vote for each share of common stock or preferred stock held.

     Dividends. The holders of outstanding shares of common stock, subject to any preferences that may be applicable to any outstanding series of preferred stock, are entitled to receive ratably such dividends out of assets legally available therefor at such times and in such amounts as the board of directors may at various times determine.

     Liquidation and Dissolution. Upon liquidation or dissolution of Kmart, the holders of the common stock will be entitled to share ratably in the assets of Kmart legally available for distribution to stockholders after payment of, or provision for, all known debts and liabilities and subject to the prior rights of any holders of any preferred stock then outstanding.

     Other Rights. Common stock holders generally have equal dividend, distribution, liquidation, and other rights, and shall have no preference, conversion, exchange, appraisal, preemptive or cumulative voting rights. All outstanding shares of the common stock are, and any common shares offered by a prospectus supplement upon issuance, will be duly authorized, fully paid and non-assessable by Kmart.

LISTING, TRANSFER AGENT AND REGISTRAR

     The common stock is listed on the New York Stock Exchange, the Chicago Stock Exchange, and the Pacific Stock Exchange. BankBoston, N.A. is the Transfer Agent, Registrar, and Dividend Paying Agent for the common stock.

PREFERRED STOCK

     General. Under the restated articles of incorporation, Kmart's board of directors is authorized, without further stockholder action, to provide for the issuance of up to 10,000,000 shares of preferred stock. As of March 1, 1999, no shares of preferred stock were outstanding. Kmart's board of directors may at various times authorize the issuance of shares of preferred stock in series, and each series shall have dividend and liquidation preferences, redemption prices, conversion rights, and other terms and provisions as may be contained in the resolutions of Kmart's board of directors providing for their issuance. The shares of any series of preferred stock will be, when issued, fully paid and non-assessable and holders thereof will have no preemptive rights in connection therewith.

     A prospectus supplement relating to any series of preferred stock being offered will include specific terms relating to the offering. They will include:

     - the title and stated value of the preferred stock;

     - the price or prices at which the preferred stock may be purchased;

     - the number of shares of the preferred stock offered, the liquidation preference per share, and the offering price of the preferred stock;

     - the dividend rate(s), period(s), and/or payment date(s) or method(s) of calculation thereof applicable to the preferred stock;

     - whether dividends shall be cumulative or non cumulative and, if cumulative, the date from which dividends on the preferred stock shall accumulate;

     - the procedures for an auction and remarketing, if any, for the preferred stock;

     - the provisions for a sinking fund, if any, for the preferred stock;

     - the voting rights of the preferred stock;

     - the provisions for redemption, if applicable, of the preferred stock;

     - any listing of the preferred stock on any securities exchange;

     - the terms and conditions, if applicable, upon which the preferred stock will be convertible into common stock of Kmart, including the conversion price, or the manner of calculating the conversion price and conversion period;

     - if appropriate, a discussion of United States federal income tax considerations applicable to the preferred stock;

     - all series of preferred stock rank on a parity with each other and rank senior to common stock with respect to payment of dividends and distributions of assets upon liquidation.; and

     - any other specific terms, preferences, rights, limitations, or restrictions of the preferred stock.

     Conversion or Exchange. The terms, if any, on which the preferred stock may be convertible into or exchangeable for common stock or other securities of Kmart will be detailed in the preferred stock prospectus supplement. The terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder, or at the option of Kmart, and may include provisions pursuant to which the number of shares of common stock or other securities of Kmart to be received by the holders of preferred stock would be subject to adjustment.

DESCRIPTION OF WARRANTS

     Kmart may issue warrants, including warrants to purchase debt securities, preferred stock, including preferred stock represented by depositary shares, common stock, or any combination of the foregoing. Warrants may be issued independently or together with any securities and may be attached to or separate from the securities. The warrants will be issued under warrant agreements to be entered into between Kmart and a bank or trust company, as warrant agent, as detailed in the prospectus supplement relating to warrants being offered.

     The applicable prospectus supplement will describe the following terms, where applicable, of the warrants in respect of which this prospectus is being delivered:

     - the title of the warrants;

     - the aggregate number of the warrants;

     - the price or prices at which the warrants will be issued;

     - the currencies in which the price or prices of the warrants may be payable;

     - the designation, amount, and terms of the offered securities purchasable upon exercise of the warrants;

     - the designation and terms of the other offered securities, if any, with which the warrants are issued and the number of the warrants issued with each security;

     - if applicable, the date on and after which the warrants and the offered securities purchasable upon exercise of the warrants will be separately transferable;

     - the price or prices at which and currency or currencies in which the offered securities purchasable upon exercise of the warrants may be purchased;

     - the date on which the right to exercise the warrants shall commence and the date on which the right shall expire;

     - the minimum or maximum amount of the warrants which may be exercised at any one time;

     - information with respect to book-entry procedures, if any;

     - a discussion of any federal income tax considerations; and

     - any other material terms of the warrants, including terms, procedures, and limitations relating to the exchange and exercise of the warrants.

CERTAIN PROVISIONS

     The articles and bylaws of Kmart contain provisions, summarized below, that could have the effect of delaying, deterring or preventing a merger, tender offer, or other takeover attempt of Kmart. This summary is subject to, and qualified in its entirety by, the provisions of the articles and the bylaws, as well as the provisions of any applicable laws.

     The board of directors is divided into three classes of directors serving staggered three-year terms, with a minimum of seven directors and a maximum of 21 directors constituting the entire board of directors. The directors may be removed by the vote of the holders of a majority of the shares entitled to vote at an election of directors only for cause. The total number of directors and the number of directors constituting each class of directors (with each of the three classes being required to be equal as nearly as possible) can be fixed or changed, from time to time, by the board of directors within such authorized limits. Incumbent directors are delegated the power to fill any vacancies on the board of directors, however occurring, whether by an increase in the number of directors, death, resignation, retirement, disqualification, removal from office or otherwise. In addition, provisions in Kmart's bylaws require stockholders to give advance notice of proposals to be presented at meetings of stockholders, including director nominations.

     Kmart is subject to Chapter 7A of the Michigan Business Corporation Act ("MBCA"), which provides that business combinations subject to Chapter 7A between a Michigan corporation and a beneficial owner of shares entitled to 10% or more of the voting power of such corporation generally require the affirmative vote of 90% of the votes of each class of stock entitled to vote, and not less than 2/3 of each class of stock entitled to vote (excluding voting shares owned by such 10% owner), voting as a separate class.

     Such requirements do not apply if:

     - the corporation's board of directors approves the transaction prior to the time the 10% owner becomes such, or

     - the transaction satisfies fairness standards, other specified conditions are met, and the 10% owner has been such for at least five years.

     Chapter 7B of the MBCA provides that, unless a corporation's restated articles of incorporation or bylaws provide that Chapter 7B does not apply, "control shares" of a corporation acquired in a control share acquisition have no voting rights except as granted by the stockholders of the corporation. "Control shares" are shares which, when added to shares previously owned by a stockholder, increase such stockholder's ownership of voting stock to:

     - more than 20% but less than 33 1/3%,

     - more than 33 1/3% but less than a majority, or

     - more than a majority, of the votes to which all of the capital stock of the corporation is entitled.

     A control share acquisition must be approved by the affirmative vote of a majority of all shares entitled to vote excluding voting shares owned by the acquiror and some officers and directors. However, no such approval is required for gifts or other transactions not involving consideration, for a merger to which the corporation is a party, or other specific transactions described in Chapter 7B. The bylaws of Kmart currently contain a provision pursuant to which Kmart has opted not to be subject to Chapter 7B, but the board of directors may, in its sole discretion, elect to become subject to Chapter 7B by amending such bylaws.

                         DESCRIPTION OF DEBT SECURITIES

     The following description sets forth some general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which such general provisions may not apply to the debt securities so offered will be described in the prospectus supplement relating to such debt securities. For more information please refer to the applicable indenture. Capitalized terms used in this prospectus that are not defined will have the meanings given them in these documents.

     Any senior debt securities will be issued under a senior indenture to be entered into between Kmart and the trustee named in the senior indenture. Any subordinated debt securities will be issued under a subordinated indenture to be entered into between Kmart and the trustee named in the subordinated indenture. As used in this registration statement, the term "indentures" refers to both the senior indenture and the subordinated indenture, as applicable. The indenture(s) will be qualified under the Trust Indenture Act. As used in this registration statement, the term "debt trustee" refers to either the senior trustee or the subordinated trustee, as applicable.

     The following summaries of some material provisions of the senior debt securities, the subordinated debt securities, and the indentures are subject to, and qualified in their entirety by reference to, all the provisions of the indenture applicable to a particular series of debt securities, including the definitions in this registration statement of some terms. Except as otherwise indicated, the terms of any senior indenture and subordinated indenture, as applicable, will be identical.

GENERAL

     Each prospectus supplement will describe the following terms relating to a series of debt securities:

     - the title of the debt securities;

     - whether the debt securities are senior debt securities or subordinated debt securities and the terms of subordination;

     - any limit on the amount of debt securities that may be issued;

     - whether any of the debt securities will be issuable in whole or in part in temporary or permanent global form or in the form of book-entry securities;

     - the maturity date(s) of the debt securities;

     - the annual interest rate(s) (which may be fixed or variable) or the method for determining the rate(s) and the date(s) interest will begin to accrue on the debt securities, the date(s) interest will be payable, and the regular record dates for interest payment dates or the method for determining the date(s);

     - the place(s) where payments with respect to the debt securities shall be payable;

     - Kmart's right, if any, to defer payment of interest on the debt securities and the maximum length of any deferral period;

     - the date, if any, after which, and the price(s) at which, the series of debt securities may, pursuant to any optional redemption provisions, be redeemed at Kmart's option, and other related terms and provisions;

     - the date(s), if any, on which, and the price(s) at which Kmart is obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at the holder's option to purchase, the series of debt securities and other related terms and provisions;

     - the denominations in which the series of debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

     - any mandatory or optional sinking fund or similar provisions respecting the debt securities;

     - the currency or currency units in which payment of payment of the principal of, premium, if any, and interest on the debt securities shall be payable;

     - any index used to determine the amount of payments of the principal of, premium, if any, and interest on the debt securities and the manner in which such amounts shall be determined;

     - the terms pursuant to which the debt securities are subject to defeasance;

     - the terms and conditions, if any, pursuant to which the debt securities are secured; and

     - any other terms (which terms shall not be inconsistent with the applicable indenture) of the debt securities.

     The debt securities may be issued as Original Issue Discount Securities. An Original Issue Discount Security is a debt security, including any zero-coupon debt security, which:

     - is issued at a price lower than the amount payable upon its stated maturity; and

     - provides that upon redemption or acceleration of the maturity, an amount less than the amount payable upon the stated maturity, shall become due and payable.

     United States federal income tax considerations applicable to debt securities sold at an original issue discount will be described in the applicable prospectus supplement. In addition, United States federal income tax or other considerations applicable to any debt securities which are denominated in a currency or currency unit other than United States dollars may be described in the applicable prospectus supplement.

     Under the indentures, Kmart will have the ability, in addition to the ability to issue debt securities with terms different from those of debt securities previously issued, without the consent of the holders, to reopen a previous issue of a series of debt securities and issue additional debt securities of that series, unless the such reopening was restricted when the series was created, in an aggregate principal amount determined by Kmart.

CONVERSION OR EXCHANGE RIGHTS

     The terms, if any, on which a series of debt securities may be convertible into or exchangeable for common stock or other securities of Kmart will be detailed in the prospectus supplement relating thereto. Such terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder, or at the option of Kmart, and may include provisions pursuant to which the number of shares of common stock or other securities of Kmart to be received by the holders of such series of debt securities would be subject to adjustment.

CONSOLIDATION, MERGER OR SALE

     The indentures do not contain any covenant which restricts the ability of Kmart to merge or consolidate, or sell, convey, transfer, or otherwise dispose of all or substantially all of their assets. However, any successor or acquirer of such assets must assume all of the obligations of Kmart under the indentures or the debt securities, as appropriate.

EVENTS OF DEFAULT UNDER THE INDENTURE

     The following are events of default under the indentures with respect to any series of debt securities issued:

     - failure to pay interest on the debt securities when due and such failure continues for 30 days and the time for payment has not been extended or deferred;

     - failure to pay the principal or premium of the debt securities, if any, when due;

     - failure to deposit any sinking fund payment, when due, for any debt security and in the case of the subordinated indenture, whether or not the deposit is prohibited by the subordination provisions;

     - failure to observe or perform any other covenant contained in the debt securities or the indentures other than a covenant specifically relating to another series of debt securities, and such failure continues for 90 days after Kmart receives notice from the debt trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series;

     - if the debt securities are convertible into shares of common stock, failure by Kmart to deliver common stock when the holder or holders of the debt securities elect to convert the debt securities into shares of common stock; and

     - particular events of bankruptcy, insolvency, or reorganization of Kmart.

     If an event of default with respect to debt securities of any series occurs and is continuing, the debt trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series, by notice in writing to Kmart and to the debt trustee if notice is given by such holders, may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately.

     The holders of a majority in principal amount of the outstanding debt securities of an affected series may waive any default or event of default with respect to such series and its consequences, except defaults or events of default regarding payment of principal, premium, if any, or interest on the debt securities. Any such waiver shall cure such default or event of default.

     Subject to the terms of the indentures, if an event of default under an indenture shall occur and be continuing, the debt trustee will be under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any of the holders of the applicable series of debt securities, unless such holders have offered the debt trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the debt trustee, or exercising any trust or power conferred on the debt trustee, with respect to the debt securities of that series, provided that:

     - it is not in conflict with any law or the applicable indenture;

     - the debt trustee may take any other action deemed proper by it which is not inconsistent with such direction; and

     - subject to its duties under the Trust Indenture Act, the debt trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

     A holder of the debt securities of any series will only have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies if:

     - the holder has given written notice to the debt trustee of a continuing event of default with respect to that series;

     - the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and such holders have offered reasonable indemnity to the debt trustee to institute such proceedings as trustee; and

     - the debt trustee does not institute such proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series other conflicting directions within 60 days after such notice, request, and offer.

     These limitations do not apply to a suit instituted by a holder of debt securities if Kmart defaults in the payment of the principal, premium, if any, or interest on, the debt securities.

     Kmart will periodically file statements with the debt trustee regarding its compliance with some of the covenants in the indentures.

MODIFICATION OF INDENTURE; WAIVER

     Kmart and the debt trustee may change an indenture without the consent of any holders with respect to specific matters, including:

     - to fix any ambiguity, defect, or inconsistency in such indenture; and

     - to change anything that does not materially adversely affect the interests of any holder of debt securities of any series.

     In addition, under the indentures, the rights of holders of a series of debt securities may be changed by Kmart and the debt trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each series that is affected. However, the following changes may only be made with the consent of each holder of any outstanding debt securities affected:

     - extend the fixed maturity of such series of debt securities;

     - reducing the principal amount, reducing the rate of, or extending the time of payment of interest, or any premium payable upon the redemption of any such debt securities;

     - reduce the amount of principal of an Original Issue Discount Security or any other debt security payable upon acceleration of the maturity thereof,

     - change currency in which any debt security or any premium or interest payable,

     - impair the right to enforce any payment on or with respect to any debt security,

     - adversely change the right to convert or exchange, including decreasing the conversion rate or increasing the conversion price of, such debt security (if applicable),

     - in the case of the subordinated indenture, modify the subordination provisions in a manner adverse to the holders of the subordinated debt securities,

     - if the debt securities are secured, change the terms and conditions pursuant to which the debt securities are secured in a manner adverse to the holders of the secured debt securities,

     - reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the applicable indenture or for waiver of compliance with certain provisions of the applicable indenture or for waiver of certain defaults,

     - reduce the requirements contained in the applicable indenture for quorum or voting,

     - change any obligations of Kmart to maintain an office or agency in the places and for the purposes required by the indentures, or

     - modify any of the above provisions.

FORM, EXCHANGE, AND TRANSFER

     The debt securities of each series will be issuable only in fully registered form without coupons and, unless otherwise specified in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The indentures will provide that debt securities of a series may be issuable in temporary or permanent global form and may be issued as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company or another depository named by Kmart and identified in a prospectus supplement with respect to such series.

     At the option of the holder, subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, debt securities of any series will be exchangeable for other debt securities of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

     Subject to the terms of the indentures and the limitations applicable to global securities detailed in the applicable prospectus supplement, debt securities may be presented for exchange or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed if so required by Kmart or the Security Registrar) at the office of the Security Registrar or at the office of any transfer agent designated by Kmart for such purpose. Unless otherwise provided in the debt securities to be transferred or exchanged, no service charge will be made for any registration of transfer or exchange, but Kmart may require payment of any taxes or other governmental charges. The Security Registrar and any transfer agent (in addition to the Security Registrar) initially designated by Kmart for any debt securities will be named in the applicable prospectus supplement. Kmart may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that Kmart will be required to maintain a transfer agent in each place of payment for the debt securities of each series.

     If the debt securities of any series are to be redeemed, Kmart will not be required to:

     - issue, register the transfer of, or exchange any debt securities of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such debt securities that may be selected for redemption and ending at the close of business on the day of such mailing; or

     - register the transfer of or exchange any debt securities so selected for redemption, in whole or in part, except the unredeemed portion of any such debt securities being redeemed in part.

INFORMATION CONCERNING THE DEBT TRUSTEE

     The debt trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only such duties as are specifically detailed in the indentures and, upon an event of default under an indenture, must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the debt trustee is under no obligation to exercise any of the powers given it by the indentures at the request of any holder of debt securities unless it is offered reasonable security and indemnity against the costs, expenses, and liabilities that it might incur. The debt trustee is not required to spend or risk its own money or otherwise become financially liable while performing its duties unless it reasonably believes that it will be repaid or receive adequate indemnity.

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in the applicable prospectus supplement, payment of the interest on any debt securities on any interest payment date will be made to the person in whose name such debt securities (or one or more predecessor securities) are registered at the close of business on the regular record date for such interest.

     Principal of and any premium and interest on the debt securities of a particular series will be payable at the office of the paying agents designated by Kmart, except that unless otherwise indicated in the applicable prospectus supplement, interest payments may be made by check mailed to the holder. Unless otherwise indicated in such prospectus supplement, the corporate trust office of the debt trustee in The City of New York will be designated as Kmart's sole paying agent for payments with respect to debt securities of each series. Any other paying agents initially designated by Kmart for the debt securities of a particular series will be named in the applicable prospectus supplement. Kmart will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

     All moneys paid by Kmart to a paying agent or the debt trustee for the payment of the principal of or any premium or interest on any debt securities which remains unclaimed at the end of two years after such principal, premium, or interest has become due and payable will be repaid to Kmart, and the holder of the security thereafter may look only to Kmart for payment thereof.

GOVERNING LAW

     The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York except for conflicts of laws provisions and to the extent that the Trust Indenture Act shall be applicable.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     Any subordinated debt securities will be unsecured and will be subordinate and junior in priority of payment to some of Kmart's other indebtedness to the extent described in a prospectus supplement. The subordinated indenture will not limit the amount of subordinated debt securities which Kmart may issue, nor will it limit Kmart from issuing any other secured or unsecured debt.

                              PLAN OF DISTRIBUTION

     Kmart may sell common stock, preferred stock, warrants for common or preferred stock, or any series of debt securities being offered hereby in one or more of the following ways at various times:

     - to underwriters for resale to the public or to institutional investors;

     - directly to institutional investors; or

     - through agents to the public or to institutional investors.

     The prospectus supplements will detail the terms of the offering of the securities, including the name or names of any underwriters or agents, the purchase price of such securities, and the proceeds to Kmart from such sale, any underwriting discounts or agency fees and other items constituting underwriters' or agents' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which such securities may be listed.

     If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold at various times in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.

     Unless otherwise detailed in a prospectus supplement, the obligations of the underwriters to purchase any series of securities will be subject to specific conditions precedent and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

     Underwriters and agents may be entitled under agreements entered into with Kmart to indemnification by Kmart against specific civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof. Underwriters and agents may be customers of, engage in transactions with, or perform services for Kmart and its affiliates in the ordinary course of business.

     Each series of securities will be a new issue of securities and will have no established trading market other than the common stock which is listed on the NYSE, the Chicago Stock Exchange, and the Pacific Stock Exchange. Any common stock sold pursuant to a prospectus supplement will be listed on the NYSE, the Chicago Stock Exchange, and the Pacific Stock Exchange, subject to official notice of issuance. Any underwriters to whom securities are sold by Kmart for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than the common stock, may or may not be listed on a national securities exchange.

                                 LEGAL OPINIONS

     Legal matters relating to the securities offered hereby will be passed upon for Kmart by Skadden, Arps, Slate, Meagher & Flom LLP. Legal matters as to Michigan law relating to the validity of the securities being offered hereby will be passed upon for Kmart by Dickinson Wright PLLC.

                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended January 27, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

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

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

                                  $400,000,000

                               KMART CORPORATION

                             9.375% NOTES DUE 2006

                          ----------------------------

                             PROSPECTUS SUPPLEMENT
                                JANUARY 25, 2001

                          (INCLUDING PROSPECTUS DATED
                                APRIL 20, 1999)

                          ----------------------------

                          Joint Book-Running Managers

                                LEHMAN BROTHERS
                                   JP MORGAN

                          ----------------------------

                           CREDIT SUISSE FIRST BOSTON
                          ----------------------------
                           BLAYLOCK & PARTNERS, L.P.
                          FIRST UNION SECURITIES, INC.
                             FLEET SECURITIES, INC.
                        THE WILLIAMS CAPITAL GROUP, L.P.